AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment (“Amendment”) is made as of March 1, 2020 by and between Unified Series Trust (the “Trust”) and Selective Wealth Management, Inc. (the “Adviser”), and amends the Management Agreement made as of February 19, 2019 between the Trust and the Adviser (the “Agreement”) pursuant to which the Adviser agreed to act as the sole investment adviser of the Selective Premium Income Fund (the “Fund”).

WHEREAS, the Adviser has agreed to permanently reduce its management fee while continuing to provide the same level of investment advisory services to the Fund; and the Trust’s Board of Trustees (the “Board”) has determined to accept this permanent fee reduction as being in the best interests of the Fund and its shareholders; and

WHEREAS, the Board and the Adviser deem it advisable to amend the Agreement to reflect the change in advisory fee; and

WHEREAS, the Trust and the Adviser wish that all other terms of the Agreement remain unchanged;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties agree as follows:

Effective March 1, 2020 Section 3 of the Agreement, Compensation of the Adviser, shall be deleted and replaced as follows:

3.	COMPENSATION OF THE ADVISER

For all of the services to be rendered and payments to be made as provided in this Agreement, as of the last business day of each month, the Fund will pay you a fee at the annual rate of 0.50% of the average value of its daily net assets.

The average value of the daily net assets of the Fund shall be determined pursuant to the applicable provisions of the Trust's Declaration of Trust or a resolution of the Board, if required. If, pursuant to such provisions, the determination of net asset value of the Fund is suspended for any particular business day, then for the purposes of this paragraph, the value of the net assets of the Fund as last determined shall be deemed to be the value of the net assets as of the close of the business day, or as of such other time as the value of the Fund's net assets may lawfully be determined, on that day. If the determination of the net asset value of the Fund has been suspended for a period including such month, your compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month).

You agree that the Board of Trustees may suspend the payment of the advisory fee set forth above if you fail to follow directions of the Board as communicated to you in writing on behalf of the Board by its agents or the Trust's administrator, and that such suspension may continue until such time as you reasonably comply with such directions.

IN WITNESS WHEREOF, the parties have executed this Amendment by a duly authorized representative of the parties hereto.

Unified Series Trust		Selective Wealth Management, Inc.

By:		By:
	David R. Carson, President		Christopher Devlin, Managing Member